                                  CAMTEK  LTD.
                             ---------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                            ------------------------

    Notice is hereby given that an Annual General Meeting of Shareholders (the "ANNUAL GENERAL MEETING" or the "MEETING") of Camtek Ltd. (the "COMPANY") will be held on December 18, 2001 at 10:00 AM local time in Israel, at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. at Herzliya Business Park, 85 Medinat Ha-Yehudim Street, Herzliya Pituach, Israel. The Annual General Meeting is for the following purposes:

        (1) To discuss the audited financial statements and the report of the Board of Directors of the Company for the fiscal year ended December 31, 2000;

        (2) To approve the merger between the Company and Inspectech Ltd., a wholly-owned subsidiary of the Company;

        (3) To elect four directors to the Board of Directors of the Company;

        (4) To reappoint Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, as the Company's joint independent auditors;

        (5) To reapprove the structures of employment of the Company's Chief Executive Officer and the Company's Executive Vice President--Business & Strategy; and

        (6) To approve an increase in the number of shares reserved for issuance pursuant to grants of Incentive Stock Options under the Company's Subsidiary Employee Option Plan.

    Shareholders of record at the close of business on November 26, 2001 (the "SHAREHOLDERS"), are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.

    No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

    Joint holders of shares should take note that, pursuant to
Article 18.10(a)(3) of the Articles of the Company, only the joint owner whose name appears first in the Company's Share Registry may vote in the Annual General Meeting. If such joint owner is not present at the Annual General Meeting, the joint owner whose name next appears on the Share Registry may vote in that Annual General Meeting.

    A copy of the Company's audited financial statements and of the report of the Board of Directors of the Company for the year ended December 31, 2000, are attached to this Notice of Meeting as ANNEX "A".

                                          By Order of the Board of Directors

                                          /s/ RAFI AMIT

                                          --------------------------------------
                                          RAFI AMIT
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

November 26, 2001

                                  CAMTEK  LTD.

                                INDUSTRIAL ZONE
                             MIGDAL HAEMEK, ISRAEL
                            ------------------------

                                PROXY STATEMENT
                            ------------------------

    This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.01 nominal value (the "SHAREHOLDERS" and the "ORDINARY SHARES", respectively) of Camtek Ltd. ("CAMTEK" or the "COMPANY") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "ANNUAL GENERAL MEETING" or the "MEETING"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on December 18, 2001 at 10:00 AM. local time, at the offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. at Herzliya Business Park, 85 Medinat Ha-Yehudim Street, Herzliya Pituach, Israel.

    It is proposed that the agenda at the Annual General Meeting will include the following items: (1) a discussion of the audited financial statements and the report of the Board of Directors of the Company for the fiscal year ended December 31, 2000; (2) the approval of the merger between the Company and Inspectech Ltd.; (3) the election of four directors to the Board of Directors of the Company; (4) the reappointment of Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, as the Company's joint independent auditors; (5) the reaprroval of the employment structures of the Company's Chief Executive Officer and Executive Vice President--Business & Strategy; and (6) the approval of an increase in the number of shares reserved for issuance pursuant to grants of Incentive Stock Options under the Company's Subsidiary Employee Option Plan.

    A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting. Although abstentions and broker non-votes will be treated as non-votes, they will be counted in determining if a quorum is present.

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only Shareholders of record at the close of business on November 26, 2001, will be entitled to vote at the Meeting. Proxies are being mailed to Shareholders on or about November 26, 2001, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    The Company had outstanding on November 25, 2001, 22,130,798 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders holding an aggregate of 33 1/3% of the voting rights of the Company, present, within one half hour from the time specified for commencing the Meeting, in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                 BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of November 25, 2001, the number of shares owned beneficially by (i) all Shareholders known to the Company to own beneficially more than 10% of the Company's shares, and (ii) all directors and officers as a group.

                                                              NUMBER OF
                                                               ORDINARY    PERCENT OF
                                                                SHARES       TOTAL
NAME AND ADDRESS                                                OWNED        SHARES
----------------                                              ----------   ----------
Priortech Ltd.(1)...........................................  15,118,002      68.3%
  Industrial Zone
  Migdal Haemek 10556, Israel
All directors and executive officers as a group (14
  persons)(2)...............................................  16,794,292      75.9%

------------------------

(1) A majority of Priortech Ltd.'s voting equity is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd.

(2) Includes currently exercisable options to purchase 427,590 Ordinary Shares held by certain directors and officers of the Company.

                                     ITEM 1
  DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS AND THE REPORT OF THE
                               BOARD OF DIRECTORS

    At the Meeting, the audited financial statements and the report of the Board of Directors of the Company for the fiscal year ended December 31, 2000 will be presented to the Shareholders present at the Meeting, as required by Israeli law.

    Representatives of the Company's independent auditors are expected to be present at the Annual General Meeting and will answer any questions with respect thereto.

                                     ITEM 2
         APPROVAL OF THE MERGER BETWEEN THE COMPANY AND INSPECTECH LTD.

    On September 11, 2001, Inspectech Ltd. ("INSPECTECH"), a private Israel-based developer and producer of fully automatic wafer-level inspection and analysis systems for the back-end manufacturing semiconductor industry, became a wholly-owned subsidiary of the Company when the Company purchased all of the outstanding shares of Inspectech (the "SHARE PURCHASE"). Under the Israeli Companies Law 5759 - 1999 (the "COMPANIES LAW"), the Share Purchase did not require the approval of the Shareholders.

    The Company wishes to merge Inspectech into the Company by transferring all the assets and liabilities of Inspectech to the Company and liquidating Inspectech (the "MERGER"). The Board of Directos has approved the Merger. The Board of Directors believes that the Merger will be beneficial to the Company as it will: (i) reduce production and operating costs by integrating Inspectech's research and development units, production units, marketing units and administration with the Company's and (ii) improve current and future product lines.

    Pursuant to the Companies Law, the Merger requires approval of the Shareholders at a general meeting of shareholders. It is proposed that, at the Annual General Meeting, the Merger be approved.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required for aprroval of the Merger.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE MERGER BETWEEN THE COMPANY AND INSPECTECH LTD.

                                     ITEM 3
                            REELECTION OF DIRECTORS

    The articles of the Company (the "ARTICLES") provide that the Board of Directors shall consist of no fewer than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is six. Of the six directors, four directors are considered independent directors under Nasdaq rules, two of whom were appointed to serve as outside directors as required under the Companies Law. Directors of the Company who are not appointed to serve as outside directors under the Companies Law, become directors when they are appointed by the Shareholders of the Company and serve as directors until the conclusion of the next annual general meeting of Shareholders. A director who is appointed by the Company's Board of Directors to fill a vacancy on the Board serves until the conclusion of the next general meeting of Shareholders at which directors are appointed.

    In addition, the Articles provide that the Board of Directors may delegate its powers to one or more committees of the Board, subject to the Companies Law and to the limitations and restrictions that the Board may from time to time prescribe.

    The four directors of the Company who are not outside directors are nominated for reelection to the Board of Directors to serve until the conclusion of the Company's next annual general meeting of Shareholders. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

RAFI AMIT

    Mr. Amit has served as the Company's General Manager, or Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President, General Manager and director of Priortech Ltd. and has been the Chairman of the Board of Directors of Priortech Ltd. since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from The Technion-Israel Institute of Technology.

YOTAM STERN

    Mr. Stern has served as the Company's Executive Vice President, Business and Strategy since February 2001, and as a Director since 1987. From January 1998 until February 2001, Mr. Stern served as Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech Ltd. since 1981 and has served as a director of Priortech Ltd. since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

ERAN BENDOLY

    Mr. Bendoly has been a member of the Board of Directors of the Company since November 2000. Mr. Bendoly currently serves as Director Finance for Europe, Middle East and Africa of Mindspeed Technologies Israel Ltd., a developer of high-speed integrated circuits for internet infrastructure applications. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an Independent Director under Nasdaq Rules.

RICKI GRANOT

    Ms. Granot has been a member of the Board of Directors of the Company since December 2000. Since 1997, Ms. Granot has been the manager of the Haifa branch of Ofek Securities. From 1995 to 1997, Ms. Granot served as an investment manager in Ofek Securities. Ms. Granot holds a B.A. in Economics and Business Administration from Haifa University and an M.B.A. from the Technion.
Ms. Granot is considered an Independent Director under Nasdaq Rules.

    It is proposed that Ms. Granot and Messrs. Amit, Stern, and Bendoly be reelected to the Board of Directors of the Company. Each of the nominees shall hold office until the conclusion of the next annual general general meeting, unless the office is earlier vacated under any relevant provisions of the Articles.

    In the event that any of the nominees are unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if reelected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

    The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to reelect Ms. Granot and Messrs. Amit, Stern and Bendoly to the Board of Directors of the Company.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE REELECTION OF MS. GRANOT AND MESSRS AMIT, STERN AND BENDOLY TO THE BOARD OF DIRECTORS OF THE COMPANY. WHEREAS MS. GRANOT AND MESSRS AMIT, STERN AND BENDOLY HAVE AN INTEREST IN THE FOREGOING PROPOSED RESOLUTION, THEY HAVE REFRAINED FROM MAKING A RECOMMENDATION WITH RESPECT TO SUCH RESOLUTION.

                                     ITEM 4
                     REAPPOINTMENT OF INDEPENDENT AUDITORS

    The Companies Law and the Company's Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of Shareholders of the Company, and will serve in this position until the conclusion of the following annual meeting, or until a later time as determined at the annual meeting, provided that the auditor shall serve no longer than until the end of the third annual meeting after the annual meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of Shareholders as soon as possible to appoint an auditor.

    The Company's joint independent auditors, Goldstein Sabo Tevet CPA and Richard A. Eisner & Co., LLP, are nominated for reappointment as joint independent auditors of the Company for the fiscal year 2001. Goldstein Sabo Tevet CPA has served as the Company's independent auditor since 1987. Since 1997, Richard A. Eisner & Co., LLP, has served jointly with Goldstein Sabo Tevet CPA as the Company's independent auditors.

    The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, for their services to the Company for the fiscal year ended December 31, 2000:

                                                              AUDITING SERVICES   OTHER SERVICES
                                                              -----------------   --------------
Goldstein Sabo Tevet CPA....................................  US $70,000          US $55,000
Ricard A. Eisner & Co. LLP..................................  US$160,000          US$125,000

    It is proposed that: (i) Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, be reappointed as the Company's joint independent auditors for the fiscal year 2001; and (ii) the Shareholders authorize the Board of Directors of the Company to determine the fees for Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, according to the nature and volume of their services.

    The affirmative vote of holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy is necessary for the reappointment of Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, as joint independent auditors of the Company, and for authorizing the Board of Directors of the Company to determine the auditors' fees. Representatives of Goldstein Sabo Tevet CPA are expected to be present at the Meeting, and will have the opportunity to answer questions and to make statements if they desire to do so.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE REAPPOINTMENT OF GOLDSTEIN SABO TEVET CPA AND RICHARD A. EISNER & COMPANY, LLP, AS THE COMPANY'S JOINT INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2001, AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE AUDITORS' FEES.

                                     ITEM 5
 REAPPROVAL OF THE STRUCTURES OF EMPLOYMENT OF THE CHIEF EXECUTIVE OFFICER AND
               THE EXECUTIVE VICE PRESIDENT--BUSINESS & STRATEGY

    The Shareholders, at the special general meeting held on December 27, 2000, approved the following: (i) the remuneration of Rafi Amit, the Chief Executive Officer and of Yotam Stern, formerly the Company's Chief Financial Officer, and currently the Company's Executive Vice President--Business & Strategy; (ii) the termination of the management services agreement (the "MANAGEMENT AGREEMENT") with Priortech Ltd. ("PRIORTECH"), and the modifications of the structures of employment of Messrs. Amit and Stern, and a corresponding adjustment to Messrs Amit and Stern's compensation until December 31, 2001.

    According to the Management Agreement, the Company rendered to Priortech Ltd. management services of Messrs. Amit and Stern for up to 25% of each of their time, and paid the Company, on a monthly basis, a percentage of the compensation costs with respect to the employment of Messrs. Amit and Stern, calculated on the basis of the actual time spent in rendering those services.

    According to the structures of employment of Messrs. Amit and Stern, as approved by the Shareholders on December 27, 2000, Messrs. Amit and Stern work for the Company 80% and 75% of their time, respectively, and may enter into separate agreements with other subsidiaries of the parent company, Priortech Ltd., while their salaries at the Company are adjusted to 80% and 75% of a full time salary, respectively.

    In accordance with the provisions of the Companies Law, the Company's Audit Committee and the Board of Directors (with Messrs. Amit and Stern not participating) resolved to reapprove the structures of employment of Messrs. Amit and Stern onwards, subject to the approval of the Shareholders.

    It is proposed that at the Meeting, the structures of employment of Mr. Amit and of Mr. Stern, be reapproved onwards.

    The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the reapproval of the employment structures of Mr. Amit and of Mr. Stern for the foreseeable future, and for the removal of doubt as to the type of majority required under the Companies Law for the approval of this resolution, it is further necessary that either (i) such majority include at least one third of all the votes of the Shareholders who do not have a personal interest in the approval of the resolution, or (ii) the total number of opposing votes from among such opposing Shareholders does not exceed 1% of the aggregate voting rights in the Company.

    THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR THE REAPPROVAL OF THE STRUCTURES OF EMPLOYMENT OF MR. AMIT AND OF MR. STERN ONWARDS. WHEREAS MESSRS. AMIT AND STERN HAVE AN INTEREST IN THE FOREGOING PROPOSED RESOLUTION, MESSRS. AMIT AND STERN HAVE REFRAINED FROM MAKING A RECOMMENDATION WITH RESPECT TO SUCH RESOLUTION.

                                     ITEM 6
 APPROVAL OF AN INCREASE IN THE NUMBER OF SHARES RESERVED FOR ISSUANCE PURSUANT
  TO GRANTS OF INCENTIVE STOCK OPTIONS UNDER THE COMPANY'S SUBSIDIARY EMPLOYEE
                                  OPTION PLAN

    Camtek's Subsidiary Employee Option Plan is administered by the Board of Directors, which is empowered to designate the grantees, the number of options to be granted, the exercise price of the options and whether the options will be Incentive Stock Options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "CODE").

    In order to allow the Company to grant additional Incentive Stock Options to employees in the United States, the Board of Directors has adopted, effective as of November 12, 2001, subject to the approval of the Shareholders, a resolution to increase the maximum number of shares reserved for issuance for exercises of Incentive Stock Options under the Company's Subsidiary Employee Option Plan according to the following table:

                                                              NO. BEFORE INCREASE   NO. AFTER INCREASE
                                                              -------------------   ------------------
Shares reserved for exercises of Incentive Stock Options....  200,000               250,000

    A resolution by the Board of Directors to change the number of reserved shares for exercises of Incentive Stock Options (as defined by Section 422(b) of the Code) requires approval by the Shareholders of the Company.

    It is proposed that at the Meeting, the following resolutions be adopted:

       "RESOLVED, that the increase in the number of shares reserved for issuance for exercises of Incentive Stock Options under the Company's Subsidiary Employee Option Plan, as determined by the Company's Board of Directors be, and hereby is, approved."

    The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the resolution approving the increase in the number of shares reserved for issuance for exercises of Incentive Stock Options under the Company's Subsidiary Employee Option Plan.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

      DEADLINE FOR SHAREHOLDERS PROPOSALS FOR 2002 ANNUAL GENERAL MEETING

    The Company currently expects to hold its next annual general meeting of Shareholders on or about December 2002. Proposals of Shareholders intended for inclusion in the proxy statement for the 2002 annual general meeting pursuant to SEC Rule 14a-8 must be received by the Secretary of the Company at the Company's principal executive offices in Israel or at the principal executive offices of the Company's U.S. subsidiary, Camtek Inc., not later than August 21rd, 2002, in order to be considered timely under SEC Rule 14a-8. Such a proposal will be included in the proxy statement to the extent required by regulations of the SEC. In order to curtail controversy as to the date upon which such proposal is received by the Company or its U.S. subsidiary, it is suggested that such notice be submitted by Certified Mail, Return Receipt Requested, or a similar method which confirms the date of receipt.

                                          By Order of the Board of Directors

                                          /s/ RAFI AMIT

                                          --------------------------------------
                                          RAFI AMIT
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

November 26, 2001